

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2012

Via E-mail
Mr. Brad Pyatt
Chief Executive Officer
MusclePharm Corporation
5348 Vegas Dr.
Las Vegas, NV 89108

>   **Re: MusclePharm Corporation**
>   **Information Statement on Form PRE 14C**
>   **Filed January 30, 2012**
>   **File No. 000-53166**

Dear Mr. Pyatt:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Information Statement on Form PRE 14C

1.   We note that on April 18, 2011, you filed a Form PRE 14A seeking to increase the number of authorized shares from 195,000,000 to 500,000,000 shares, and stated on page 8 of the filing that the Board of Directors had made no decisions or commitments with respect to the use of the requested shares of common stock. However, between that date and October 7, 2011, it appears you issued 175,798,330 shares of common stock.

On October 7, 2011, you filed a Form PRE 14C notifying shareholders of the increase in the number of authorized shares from 500,000,000 to 750,000,000 shares, and stated on page 2 of the filing that there were no immediate plans to issue shares. However, over the next two months, it appears you issued 62,201,670 shares of common stock.

On December 9, 2011, you filed a Form PRE 14C notifying shareholders of the increase in the number of authorized shares from 750,000,000 to 1 billion shares, and stated on page 5 of the filing that there were no immediate plans to issue shares. However, between that date and January 30, 2012, it appears you issued 229,000,000 shares of common stock.

In your Form PRE 14C filed January 30, 2012, notifying shareholders of the increase in the number of authorized shares from 1 billion to 2.5 billion shares, you also state that you have no immediate plans to issue any of the additional shares that would be available as a result of the authorized share increase, other than "issuances pursuant to employee benefit plans and currently outstanding stock options."

In the interest of providing your shareholders information that will enable them to assess the necessity of increasing the company's authorized common stock, please amend your filing as necessary to discuss any plans you have to issue any shares of your common stock, including shares that are currently available as well as shares that will become available as a result of the share increase. Such issuances include, but are not limited to, any shares that could potentially be issued under outstanding convertible securities, ongoing or anticipated capital raising transactions, shares issued to satisfy outstanding debt, compensate for services rendered, settle accounts payable, or for any type of existing contractual obligations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rose Zukin at (202) 551-3239, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3710 with any questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Joseph Lucosky
Lucosky Brookman LLP
33 Wood Avenue South, 6th Floor
Iselin, NJ 08830